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FEB 24 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER **PARAMAX SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 INTERNATIONAL DRIVE SUITE A
(No. and Street)

Williamsville	NY	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D'Alba 716-626-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates
(Name – *if individual, state last, first, middle name*)

200 Manaroneck Avenue, STE 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OMB

OATH OR AFFIRMATION

I, Russell D'Alba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARAMAX SECURITIES, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WALTER S. HADALA, III
Notary Public, State of New York
Reg. #01HA6129487
Qualified in Erie County
My Commission Expires June 27, 2017

Walter S. Hadala III

Notary Public

Signature

President / CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2016

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Paramax Securities, LLC

We have audited the accompanying statement of financial condition of Paramax Securities, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Paramax Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3, Paramax Securities, LLC's Exemption Report and General Assessment Reconciliation (Form SIPC 7) has been subjected to audit procedures performed in conjunction with the audit of Paramax Securities, LLC's financial statements. The supplemental information is the responsibility of Paramax Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3, Paramax Securities, LLC's Exemption Report and General Assessment Reconciliation (Form SIPC 7) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 10, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

PARAMAX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Current assets		
Cash	$	32,054
Prepaid expenses		5,915
Total current assets		37,969
Total Assets		37,969
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable-trade		698
Total current liabilities		698
Member's Equity:		
Contributed capital & retained surpluses		37,271
Total Liabilities & Member's Equity	$	37,969

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

Revenues:		
Success Fees	$	1,319,942
Consulting Fees		149,514
Interest and dividends		5
Total Revenues		1,469,461
Costs & Expenses:		
Communication and data processing		4,314
Occupancy		1,127
Professional fees		36,995
Taxes, licenses and registration fees		12,335
Other administrative expenses		438,442
Total Costs & Expenses		493,213
Income from continuing operations before income taxes		976,248
Income taxes		-
Net Income	$	976,248

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2016

	Class I		
	Shares	*Amount*	Total
Balance at December 31, 2015	100	91,523	91,523
Distributions		(1,030,500)	(1,030,500)
Net Income December 31, 2016		976,248	976,248
Balance at December 31, 2016	100	37,271	37,271

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net Income	$976,248
Adjustments required to reconcile net income to cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivable from clients	63,769
Prepaid expenses	54
Increase (decrease) in operating liabilities:	
Accounts payable trade	(1,266)
Net cash provided by operating activities:	1,038,805
Cash flows from financial activities:	
Capital contributions	-
Distributions to members	(1,030,500)
Net cash used in financing activities	(1,030,500)
Net increase (decrease) in cash	8,305
Cash-beginning of period	23,749
Cash-end of period	32,054

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business:

Paramax Securities, LLC (the "Company"), a New York Limited Liability Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (b) an advisor for mergers and acquisitions.

Note (2) – Summary of significant accounting policies:

(A) Fee income:

The Company recognizes fee income pursuant to the terms of each respective agreement executed for their services.

(B) Income taxes:

The Company files income tax returns on the accrual basis as a company for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has adopted the uncertainty in income tax accounting standard. Adoption of this standard had no effect on the Company's financial statements.

As a limited liability company, the member's liability is limited to amounts reflected in their respective member account.

The Company remains subject to U.S. Federal and State income tax audits for all periods subsequent to and including 2013.

(C) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2016, there were no cash equivalents.

(D) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through February 10, 2017, the date the financial statements were available to be issued.

Note (3) - Related party transactions:
The Company paid rent, utilities and occupancy costs together with administrative expenses to a company solely owned by the managing member. The total amount paid and expensed during the year ended December 31, 2016 was $39,992.

Note (4) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $37,271, which exceeded its requirement of $5,000 by $26,356. The Company had a ratio of aggregate indebtedness to net capital of .22 to 1 at December 31, 2016.

SCHEDULE I

PARAMAX SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RUNE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Member's Capital	$	37,271
Non-allowable assets:		
Prepaid expenses		5,915
Total non-allowable assets		5,915
Net capital before haircuts on proprietary position		31,356
Haircuts		-
Net capital		31,356
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness of $104	$	5,000
Excess net capital	$	26,356
Ratio of aggregate indebtedness to net capital		0.22 to 1
Scheduel of aggregate indebtedness:		
Accounts payable and accrued expenses		698
Total aggregate indebtedness	$	698

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PARAMAX SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2016

No statement is required as no subordinated liabilities existed during the year.

PARAMAX SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Paramax Securities, LLC

We have reviewed management's statements, included in the accompanying Paramax Securities, LLC's Exemption Report, in which (1) Paramax Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paramax Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Paramax Securities, LLC stated that Paramax Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Paramax Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paramax Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 10, 2017

PARAMAX
SECURITIES, LLC
333 INTERNATIONAL DRIVE SUITE A
WILLIAMSVILLE, NEW YORK 14221
(716) 626-1200
(716) 626-4800 FAX

Exemption Report

Paramax Securities, LLC Assertions

Paramax Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Paramax Securities, LLC

I, Russell D'Alba, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Russell D'Alba, CCO

January 4, 2017